Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

SeaNSoul, Inc.
1996 Newell rd
Malibu, CA 90265
https://www.seansoul.com

Up to $1,069,997.85 in Common Stock at $0.81
Minimum Target Amount: $9,999.45

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: SeaNSoul, Inc.
Address: 1996 Newell rd, Malibu, CA 90265
State of Incorporation: DE
Date Incorporated: January 03, 2020

Terms:

Equity

Offering Minimum: $9,999.45 | 12,345 shares of Common Stock
Offering Maximum: $1,069,997.85 | 1,320,985 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $0.81
Minimum Investment Amount (per investor): $159.57

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

** Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.*

<u>Investment Incentives & Bonuses</u>*

Friends and Family Early Birds

Invest within the first 48 hours and receive 20% bonus shares

Amount-Based:

$500+ | Little Adventurer

Free day of surf rentals here at our Malibu location

$1,000+ | Explorer

Come for a coffee and or free day of surf rentals for 2 people on us at our retail location in Malibu!

$2,500+ | Pathfinder

Free Surf Lesson on us!

$5,000+ | Trail Blazer

We will gift you any outdoor gear that you are into from our site.

$10,000+ | The Trail of Dreams

We will gift you a surfboard off the site of your choice and a free sure lesson on us!

**In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus

Sea N' Soul will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $0.81 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $81. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors' eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses

based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus in addition to the aforementioned bonus.

The Company and its Business

Company Overview

SeaNSoul, Inc. ("Sea N' Soul" or the "Company") is a Public Benefit Corporation that is one of the first and only social marketplaces specifically for the outdoor adventure space that gives back to earth-repairing nonprofit organizations with every transaction.

The Company's business model consists of a platform for outdoor gear resale focused on outdoor enthusiasts. We are an app where outdoor enthusiasts can buy and sell their gently used outdoor gear and apparel. You can find items such as surfboards, skateboards, paddleboards, snowboards, skis, winter apparel, and much more.

We have an extensive marketing plan in which we will be putting all the capital we raise directly into getting the word out about our app. With the way the world is going right now, there is a huge need for more outdoor gear and we are lowering the price of entry-level so more people will be able to get outside and let our dreams of being an active adventurers come true.

The app was built with the capability to shop nationwide or it has the technology to see only what is around you in a certain radius. It also has the shipping and cost of shipping built in for easy stress-free transactions. We also have a rating system that will keep our users safe and the quality up. We also have it set up for reminders and for you to get a notification if something new was listed. You can also go on there and add to the board post on a local beach clean up for a group hike etc.

Protecting the environment is at the heart of our business - with every transaction that is made on our app, we take from our profits and make a donation to environmental nonprofits such as *The Surfrider Foundation* and *The Outdoor Alliance*.

Competitors and Industry

Industry

The Resale industry was currently estimated at $36B and is projected to grow to $77B by 2025.* We believe Sea N' Soul is truly paving the way in this industry as one of the first outdoor gear resale apps that gives back to the planet with every transaction. There are a couple of known outdoor resale websites that exist; however, we believe they are all relatively small, they only operate a website (no app), and none of them make donations to nonprofits in the way that we do. We believe we have created a superior user experience within our app and paired it with a dedication to "give back" making Sea N' Soul a compelling choice over others in the industry.*

Competitors

Sea N' Soul is sitting in the middle of a burgeoning resale market. When looking at nine various competitors - both direct and indirect - there is a recent trend across the board of these companies receiving hundreds of millions of dollars in seed and early-round financing. And while it would be irresponsible to guarantee successful funding rounds of this magnitude, we understand that Sea N' Soul is filling a gap in this market and is one of the first companies in the industry to offer a 'Give Back' model that supports nonprofit organizations and the environment.

The Company has several major competitors in the resale market. Some of the top competitors in our industry include:

- Poshmark

- Letgo

- Offerup

- TheRealReal

- Mercari

- REI

- Dick's Sporting Goods

Posh Mark is the industry leader and the Company's primary competition in the Resale Industry. Offer Up also owns a significant market share and PoshMark is apparel and they have a resale app and Offer Up does sell used items but it's a catch-all and not specialized.

Poshmark is valued at approximately $1.4B and Offer Up is valued at approximately $1B.** While we are not at the same development stage, we are specifically in the outdoor market and we are developing a community of outdoor enthusiasts and will be known specifically for anything outdoor-related.

** https://www.thredup.com/resale/2021/#size-and-impact*

*** https://stockanalysis.com/stocks/posh/statistics/; https://www.crunchbase.com/organization/offerup/company_financials*

Current Stage and Roadmap

Current Stage: We are fully operational with a live app that functions on all devices. We have formed strategic partnerships and are looking to expand our user base with extensive marketing campaigns that will drive use and engagement. We are a working app that's live and in the stages of raising capital to help us grow.

Future Roadmap: We want to grow our user base. We have an extensive marketing plan in place to grow our user base with some of the use of proceeds that we receive from this raise. In the next month, we will be starting our first google ads and working

with a social media specialist to get the app known to the world.

The Team

Officers and Directors

Name: John Kozlowski

John Kozlowski's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Founder and Chief Executive Officer (CEO)
  Dates of Service: January, 2021 - Present
  Responsibilities: Founder and CEO of the company. Does not currently take a salary and holds 2.5M shares of Common Stock.

Other business experience in the past three years:

- **Employer:** Ralph Lauren
  Title: SVP of Global Brand Merchandising
  Dates of Service: January, 2002 - January, 2020
  Responsibilities: Managed and operated men's polo brand, a $3.2B global business.

Name: Aaron Abbott

Aaron Abbott's current primary role is with AMA Music Marketing LLC. Aaron Abbott currently services 20 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CTO/CMO
  Dates of Service: January, 2021 - Present
  Responsibilities: Oversee the tech and marketing. Does not currently receive a salary. holds 312,500 shares

Other business experience in the past three years:

- **Employer:** AMA Music Marketing LLC
  Title: Owner
  Dates of Service: January, 2010 - Present
  Responsibilities: Consulting

Other business experience in the past three years:

- **Employer:** Let'sDataThis
  Title: Founder + Lead Consultant
  Dates of Service: January, 2022 - Present
  Responsibilities: Founded the company

Other business experience in the past three years:

- **Employer:** PersuasiveData
  Title: SEO, Analytics & Marketing Technology Consulting
  Dates of Service: January, 2003 - August, 2022
  Responsibilities: Aaron helps solve challenges that come along with defining processes, determining team roles and accountability, as well as developing and executing multi-channel/cross-device digital marketing campaigns.

Name: Erica Reams

Erica Reams's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Advisor
  Dates of Service: January, 2021 - Present
  Responsibilities: Advises on vision and direction. Does not currently receive a salary. Holds 2.5M shares

Other business experience in the past three years:

- **Employer:** Compass
  Title: Realtor
  Dates of Service: July, 2018 - February, 2022
  Responsibilities: Real Estate Agent

Other business experience in the past three years:

- **Employer:** Core
  Title: Realtor
  Dates of Service: March, 2022 - Present
  Responsibilities: Real Estate Agent

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These

include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any COMMON STOCK purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership

percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Minority Holder; Securities with Voting Rights
The common stock that an investor is buying has voting rights attached to them.

However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our Company, you will only be paid out if there is any cash remaining after all of the creditors of our Company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected
Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We are competing against other recreational activities
Although we are a unique company that caters to a select market, we do compete against other recreational activities. Our business growth depends on the market interest in the Company over other activities.

We are an early stage company and have not yet generated any profits
Sea N Soul, Inc was formed on January 3, 2020. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Sea N Soul, Inc has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We are an early stage company and have limited revenue and operating history
The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that Sea N Soul's App is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
To be successful, the Company requires capable people to run its day-to-day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

We rely on third parties to provide services essential to the success of our business
We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks

As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on Sea N Soul, Inc or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on Sea N Soul Inc could harm our reputation and materially negatively impact our financial condition and business.

Web Based Risk

This is an online and web-based an app based business that has inherent risk related to user interface, transactions, collection of payments, and customer data. Seems n soul has mitigated these risks by using third-party vendors, and APIs, with existing cyber security, malware, customer protection systems, to protect, both the company and its customers thereby protecting the investors

Early Stage Startup

The next risk factor relates to the fact that the company is a start up. Start ups are inherently a high risk venture. The company is raising capital in order to further develop the app but moreover, to build the two sides of the customer base. One side is sellers and the other is buyers of the product sold on the app. The risk is that if the marketing dollars do not drive traffic then the business may fail.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
John Kozlowski	2,500,000	Common Stock	47.06%
Erica Reams	2,500,000	Common Stock	47.06%

The Company's Securities

The Company has authorized equity stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 1,320,985 of Common Stock.

Common Stock

The amount of security authorized is 10,000,000 with a total of 5,312,500 outstanding.

Voting Rights

1 vote per share.

Material Rights

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

What it means to be a minority holder

As a minority holder of common stock of this offering, you have granted your votes by

proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.
If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $0.00

Number of Securities Sold: 5,312,500
Use of proceeds: Negligible, Founder's shares
Date: January 03, 2020
Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Results of Operations - Year ended December 31, 2020 compared to year ended December 31, 2021

Revenue

Revenue for fiscal year 2020 was $0 compared to $1,241 in fiscal year 2021. In 2020 we were in development and 2021 we were in the beta stage.

During 2020 we were in development, working through all aspects of building and creating the APP and website. During this time we also worked out the partnerships we needed to complete all of the functions and studied the overall landscape of the U.S. Market. During Fiscal 2021 we were in Beta testing phase and started running transactions and shipping products from coast to coast in the US this resulted in Revenues of $1,241. This provided us with a proof of concept and was accomplished with little to no marketing. Once we have the funding we plan to build on this success and place our efforts on marketing in geo-targeted areas with a focus on California and then expand from there.

Cost of Sales

Cost of Sales for fiscal year 2020 was $0 compared to $375 in fiscal year 2021. In 2020 we were in development and 2021 we were in beta stage.

We had no cost of sales in 2020 because we were still in development and mapping stages of building the platform. During 2021 our cost of sales were $375 this cost is

primarily from the cost of shipping products through UPS. As we continue to grow we will refine these shipping cost through learning from our experiences.

Gross Margins

Gross margins for fiscal year 2020 were $0 compared to 30.2% in fiscal year 2021. We were in development in 2020 and test phase 2021.

Fiscal 2020 did not record any gross margin as we're in the development stages of creating, mapping, and building our technology. In 2021 our gross margin of 30.2% provided us with a proof of concept. Once we are funded we will continue to build upon this success and be able to more accurately predict our shipping cost with UPS and with more volume we will get more favorable rates.

Expenses

Expenses for fiscal year 2020 were $149,169 compared to $170,829 in fiscal year 2021. Expenses were largely advertising, marketing and finishing developing the app.

The company's expenses consist of, among other things, development of the technology, legal fees and services provided by our tech team and shipping cost with UPS. For the year 2020 our expenses totaled $149,169 compared to $170,829 in 2021 This increase was due to employee compensation. We expanded our team to help us with social media marketing. Finally, we incurred additional expenses and maintenance fees associated with our platform.

Historical results and cash flows:

Historical results and cash flows are not representative of what investors should expect in the future. We are generating revenue and Live app is up and running. We have self-funded this app ourselves and the app costs us $1,500 to keep it up and running between fees to UPS, the web hosting, and updates. The money we receive would go directly into marketing. We have not spent any money on marketing, but once we do we are sure that will create users which will then create revenue.

The Company is currently in the revenue-generating stage. To this point, we have self-funded this business and are yet to market it. The investment money will primarily be used for marketing and acquiring a large user base. This will in turn generate revenue. Again our plan is to use the investments to market our Social Marketplace. Acquire more users and thus generate accelerated revenue. Our post-investment first-year goal is $500K in sales.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of Jun 30, 2022, the Company has a line of credit with an available credit limit of $45,000 from Bank of America, committed capital in the amount of $100,000 from

current investors, and $154,660 ending balance at the Bank of America's bank account.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe the funds of this campaign are not critical to our company operations. The business has recurring revenue and can afford to grow at a slower pace until reaching profitability with the capital support of current investors.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are not necessary to the viability of the Company. The funds that our company is looking to raise from the crowdfunding campaign are to accelerate growth.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum offering amount, we anticipate the Company will be able to operate with a negative cashflow until it reaching profitability by the end of Q2 2023. This is based on a current monthly burn rate of $60,000 for expenses related to advertising, salaries, inventory, insurance and other G&A excluding debt payments.

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum offering amount, we anticipate the Company will be able to operate with a negative cashflow until it reaching profitability. This is based on an increased burn rate from the current monthly burn rate of $60,000 for expenses related to advertising, salaries, inventory, insurance and other G&A excluding debt payments.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Currently, the Company has contemplated additional future sources of capital from the current investors in the Capitalization Table and other leads at the same terms of the last convertible note raised.

Indebtedness

Related Party Transactions

The Company has not conducted any related party transactions

Valuation

Pre-Money Valuation: $4,303,125.00

Valuation Details:

Given the rapidly growing resale marketplace currently valued at approximately $36B and expected to grow to $77B by 2025, we believe we are well positioned to take our fraction of this market by establishing ourselves as the specialty outdoor segment of the resale market. This combined with the global adventure tourism market size (*valued at USD $282.1 billion in 2021 and is projected to expand at a compound annual growth rate (CAGR) of 15.2% from 2022 to 2030*), you can easily understand our modest valuation of $4.3M.

The market comparisons include eight similar, comparable companies that have experienced transactions including Rebag (Series E Offering); GoTrendier Grant Vestiaire Collective (Series I Offering); Tradesy (Series D Offering); Lyst Series D Offering; Vinted (Series F Offering); Fashionphile (Series B Offering); and thredUP IPO. The market comparison applied weight was only 0.05% on an adjusted value of $74 Million.

The discounted cash flow (DCF) with a net present Value (NPV) includes the cash flow forecast of Sea N'Soul for the next five years. The DCF includes numerous formulas including a high BETA of 2.0; a Weighted Average Cost of Capital (WACC) of 14.96%; an EBITDA multiple of 8.84 and a Treasury Bond rate of 3%. While the total DCF is $186 Million, a weight of only 0.05% was applied.

The market capitalization and book values are far smaller amounts with the majority of the weighted values.

https://www.thredup.com/resale/2021/#size-and-impact

https://www.grandviewresearch.com/industry-analysis/adventure-tourism-market-report

The Company set its valuation internally without a formal-third party independent evaluation.

Use of Proceeds

If we raise the Target Offering Amount of $9,999.45 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%

- *StartEngine Service Fees*
  94.5%
  Fees for certain services provided by StartEngine.

If we raise the over allotment amount of $1,069,997.85, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%

- *Marketing*
  46.5%
  We will use funds to pay for ad placements on search engines, social media networks, across other websites, and in physical media as well. We will accelerate existing campaigns and expand targeting within specific cities and states. We will build local awareness and roll out accordingly.

- *Research & Development*
  25.0%
  While we are live and functioning, we want to get started on our Phase 2 development goals — these are what we've learned form our users to date. We are committed to creating the easiest and most delightful user experience we can build.

- *Company Employment*
  23.0%
  While we are nimble, we need to be able to pay people to do the jobs we need them to do. This includes key internal team members as well as contractors we hire to execute various strategies, needs, and projects.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 29 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://www.seansoul.com (www.seansoul.com/annualreports).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/sea-nsoul

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR SeaNSoul, Inc.

[See attached]

SeaNSoul, Inc. (the "Company") a Delaware Corporation

Financial Statements (unaudited) and
Independent Accountant's Review Report

Years ended December 31, 2020 & 2021

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
SeaNSoul, Inc.

We have reviewed the accompanying financial statements of the Company which comprise the statement of financial position as of December 31, 2020 & 2021 and the related statements of operations, statement of changes in shareholder equity, and statement of cash flows for the years and months then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 7, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.

Other Matters

As discussed in Note 9, the 2020 financial statements have been restated to correct a misstatement related to accounting for software development costs. Our opinion is not modified with respect to this matter.

Vince Mongio, CPA, CIA, CFE, MACC
Miami, FL
March 22, 2022

Vincenzo Mongio

Statement of Financial Position

	Year Ended December 31,	
	2021	2020
ASSETS		
Current Assets		
Cash and Cash Equivalents	1,630	25,364
Due from Related Party	1,746	-
Other	650	
Total Current Assets	4,026	25,364
TOTAL ASSETS	4,026	25,364
EQUITY		
Common Stock	500	500
Additional Paid in Capital	358,525	174,034
Accumulated Deficit	(354,998)	(149,169)
Total Equity	4,026	25,364
TOTAL LIABILITIES AND EQUITY	4,026	25,364

Statement of Operations

	Year Ended December 31,	
	2021	2020
Revenue	1,241	-
Cost of Revenue	375	
Gross Profit	866	-
Operating Expenses		
Advertising and Marketing	8,655	-
General and Administrative	87,090	4,469
Software Development	75,950	144,700
Total Operating Expenses	171,695	149,169
Operating Income (loss)	(170,829)	(149,169)
Other Expense		
Interest Expense	-	-
Other	35,000	-
Total Other Expense	35,000	-
Provision for Income Tax	-	-
Net Income (loss)	(205,829)	(149,169)

Statement of Cash Flows

	Year Ended December 31, 2021	2020
OPERATING ACTIVITIES		
Net Income (Loss)	(205,829)	(149,169)
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Due from Related Party	(1,746)	-
Other	(650)	-
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	(2,396)	-
Net Cash provided by (used in) Operating Activities	(208,225)	(149,169)
FINANCING ACTIVITIES		
Issuance of Common Stoc	-	500
Additional Paid in Capital	184,491	174,034
Net Cash provided by (used in) Financing Activities	184,491	174,534
Cash at the beginning of period	25,364	-
Net Cash increase (decrease) for period	(23,734)	25,364
Cash at end of period	1,630	25,364

Statement of Changes in Shareholder Equity

	Common Stock				
	# of Shares Amount	$ Amount	APIC	Accumulated Deficit	Total Shareholder Equity
Beginning Balance at 1/3/20 (Inception)	5,000,000	500	-	-	500
Issuance of Common Stock	312,500	-	-	-	-
Additional Paid in Capital	-	-	174,034	-	174,034
Net Income (Loss)	-	-	-	(149,169)	(149,169)
Ending Balance 12/31/2020	5,312,500	500	174,034	(149,169)	25,364
Additional Paid in Capital	-	-	184,491	-	184,491
Net Income (Loss)	-	-	-	(205,829)	(205,829)
Ending Balance 12/31/2021	5,312,500	500	358,525	(354,998)	4,026

SeaNSoul, Inc.
Notes to the Unaudited Financial Statements
December 31st, 2021
$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

SeaNSoul, Inc. ("the Company") was formed in Delaware on January 3rd, 2020. The Company earns revenue by providing a digital platform "APP" connecting C2C and B2C selling adventure gear and apparel. The Company earns 20% of each transaction. The Company is headquartered in Malibu California and its customers are located in the United States.

The Company will conduct a crowdfunding campaign under regulation CF in 2022 to raise operating capital.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 "Fair Value Measurements and Disclosures" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize Revenue When or As Performance Obligations Are Satisfied

The Company generates revenue by taking a 20% fee for each sale of outdoor gear and apparel. The Company's primary performance obligation is the facilitation of each sale and delivery of a seller's product. Revenue is recognized 48 hours after delivery of a seller's product, net of estimated returns. The customer has those 48 hours to verify the product was as described after which the seller is automatically paid, and the Company's performance obligation is satisfied.

Other Expense

In 2021, the Company's other expense outside of its core business operation consisted of charitable donations in the amount of $35,000.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Equity Based Compensation

The Company does not have any equity-based compensation plan.

Income Taxes

The Company is subject to corporate income and state income taxes in the state it does business. A deferred tax asset as a result of net operating losses (NOL) has not been recognized due to the uncertainty of future positive taxable income to utilize the NOL. Due to the recently enacted Tax Cuts and Jobs Act, any NOLs will be limited to 80% of taxable income generated in future years.

Recent accounting pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

In 2021, the Company provided funds bearing no interest rate nor security to another entity owned by the founder for the purposes of funding its operations. The ending balance of this receivable was $1,746 as of December 31, 2021.

NOTE 4 – CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

NOTE 5 – EQUITY

The Company has authorized 10,000,000 shares of Common Stock with a par value of $0.0001 per share. 5,312,500 shares were issued and outstanding as of 2020 and 2021.

NOTE 6 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2021 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through March 22, 2022, the date these financial statements were available to be issued. No events require recognition or disclosure.

NOTE 7 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has realized losses since inception, may continue to generate losses, and has experienced negative cash flows from operations.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

NOTE 8 – RISKS AND UNCERTAINTIES

COVID-19

The spread of COVID-19 has severely impacted many local economies around the globe. In many countries, businesses are being forced to cease or limit operations for long or indefinite periods of time. Measures taken to contain the spread of the virus, including travel bans, quarantines, social distancing, and closures of non-essential services have triggered significant disruptions to businesses worldwide, resulting in an economic slowdown. Global stock markets have also experienced great volatility and a significant weakening. Governments and central banks have responded with monetary and fiscal interventions to stabilize economic conditions.

The duration and impact of the COVID-19 pandemic, as well as the effectiveness of government and central bank responses remains unclear currently. It is not possible to reliably estimate the duration and severity of these consequences, as well as their impact on the financial position and results of the Company for future periods. Note: this disclosure assumes there is no significant doubt about the entity's ability to continue as a going concern.

NOTE 9 – RESTATEMENT

Management originally capitalized costs related to its software development. Management has elected to expense these costs as incurred consistent with the principal of conservatism and uncertainty of future cashflows related to the recoverability of the costs. The impact of the correction is as follows.

Statement of Financial Position

	Year Ended December 31, 2020	
	As Originally Reported	Restated
ASSETS		
Current Assets		
Software Development Costs	144,700	-
TOTAL ASSETS	170,064	25,364
Accumulated Deficit	(4,470)	(149,169)
Total Equity	170,064	25,365

Statement of Operations

	Year Ended December 31, 2020	
	As Originally Reported	Restated
Software Development	-	144,700
Total Operating Expenses	4,470	149,169
Net Income (loss)	(4,470)	(149,169)

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

Sea N'Soul is not live or open to the public at this moment.

INVEST IN SEA N'SOUL TODAY!

A Community-Driven, Sustainable Marketplace

Sea N' Soul is a leading online social marketplace for the resale of outdoor adventure space clothing and equipment, helping to reduce overconsumption, reduce waste, and gives back ...
Show more

This Reg CF offering is made available through StartEngine Capital, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.


SEA SOUL
Buy. Sell. Save The Planet.

$0.00 Raised

Invest Now
$0.81 Per Share

RAISED	INVESTORS
$0.00	0
MIN INVEST	**VALUATION**
$159.57	$4.3M

THE PITCH

We created an app where outdoor enthusiasts can buy and sell their new and gently used outdoor gear and apparel including items such as surfboards, skateboards, paddle boards, snowboards, skis, winter apparel, and much more. We educate our users on environmental sustainability while donating to environmental nonprofits with each purchase. We have built a community of nearly 500 registered users selling $54,000 worth of merchandise via our platform.

OVERVIEW

Bringing Sustainability to the Outdoor Gear Market

Sea N' Soul's mission of sustainable luxury advocates for the conservation and preservation of our Mother Earth without sacrificing quality in the process.


SEA SOUL
Give Back to the World. Buy + Resell the Adventure Gear that Fuels Dreams.

We were founded by avid surfers, sailors, ocean conservationists and general outdoors enthusiasts with decades of corporate experience in apparel and law. According to our research, we are among the only social marketplaces specifically designed for the outdoor gear market, capturing a community already passionate about environmental issues.


SEA N SOUL
We are an app where outdoor enthusiasts can buy & sell outdoor gear and apparel.
SEA N SOUL
Protecting The Environment Is At The Heart of Our Business
With every transaction that is made on our app we donate to environmental nonprofits.
OUTDOOR ALLIANCE
SURFRIDER FOUNDATION

THE PROBLEM & OUR SOLUTION

An Engaged Resale Community Stopping Textile Waste

The fashion industry produces 10% of humanity's carbon emissions, second only to the oil industry. Meanwhile, people are buying 60% more apparel items and keeping them for half the time they used to. As a result, 85% of all textiles end up in the landfill every year (Source).


Our Mission
We want to inspire the world to reuse what has already been produced, promote conscious enjoyment of our natural world, while saving our planet.
Exellento brown surfboard
$125
Details
Very good condition
More details
Why Our Mission Matters
2ND
Second to oil, the clothing and textile industry is the largest polluter in the world.
72%
72% of consumers today prefer to buy from ethical and sustainable brands.
2.5B
Textile industry in China discharges over 2.5B tons of wastewater yearly.
95%
Up to 95% of the textiles that are sent to landfills each year could be recycled.
$11.83B
Charities focused on the Environment/Animals saw an increase of $11.83B in 2016.

Our marketplace facilitates the resale of outdoor gear and clothing to keep unnecessary waste out of landfills. We are more than a transactional app, using community message boards and nonprofit donations to build an engaged community of environmentally conscious individuals focused on learning how to protect our planet. Our primary target market is individuals and influencers, followed by retail, consignment, and wholesale stores.


Search for everything
Products
Nonprofit News
RLX Ralph Lauren 2 1/2 layer seam sealed powder jacket
$200
Vintage cowichan wool sweater zip front

Meeting The Needs of Buyers and Sellers Nationwide

SELLERS NEED

- Private sellers have good quality apparel & equipment that they can resell
- Retailers have used equipment they can resell

BUYERS NEED

- Buyers need a reliable source to purchase used adventure products
- Retailers need a direct source for finding used products

UNIQUE BENEFITS

- Private sellers have a reliable network to resell their gear & apparel to like-minded people
- Retailers can leverage a new channel to resell used gear

UNIQUE BENEFITS

- Buyers have quality guarantee—they can return to seller
- Buyers feel good knowing that part of their purchase helps save the planet

THE MARKET & OUR TRACTION

A Growing Community Leveraging A New Sales Channel Across Multiple Major Markets


Market Size and Opportunity
GROWTH IN RESALE + OUTDOOR INDUSTRY
$1.4T
$1.2T
$1T
$800B
$600B
$400B
2018
2019
2020
2021
2022
2024
2026
17B
18B
19B
20B
OUTDOOR INDUSTRY
7B
10B
13B
17B
RETAIL INDUSTRY
21B
22B
24B
26B
THRIFT + DONATIONS INDUSTRY
568B
750B
1T
1.6T
ADVENTURE TOURISM

We are positioned at the intersection of multiple major markets, including the $20 billion outdoor industry, the $17 billion resale industry, the $26 billion thrift & donations industry, and the $750 billion adventure tourism industry. The adventure tourism industry is expected to grow to $1.6 trillion by 2026.


01:56

Since our app's launch in late August 2021, we have achieved the following milestones:

- We acquired 497 registered users
- We have 322 sellable products at a total value of $60,778
- We were featured in publications such as Adventure Journal, The Inertia, and more.



WHY INVEST

An Untapped Niche with an Environmental Mission


Trending
A Unique Resale App
For Every Adventurer

Sea N' Soul fills a gap in the apparel resale market by focusing on outdoor gear, and is among the first companies in the industry to offer a 'Give Back' model that supports nonprofit organizations and the environment. We are more than a simple marketplace, building a community of people who love to connect to our planet and wish to protect it. With a growing user base, numerous press features, and a large selection of quality-guaranteed products, we are ready to reduce waste and heal our planet.

ABOUT

HEADQUARTERS
1996 Newell rd
Malibu, CA 90265

WEBSITE
View Site

Sea N' Soul is a leading online social marketplace for the resale of outdoor adventure space clothing and equipment, helping to reduce overconsumption, reduce waste, and gives back to earth-repairing nonprofit organizations with every transaction.

TEAM



Aaron Abbott
CTO

As an advanced technical SEO and digital business consultant, Aaron Abbott has developed an affinity for marketing technologies, and has helped solve challenges that come along with defining processes, determining team roles, defining accountability, as well as developing and executing omni-channel digital marketing campaigns that cross devices and networks.

Aaron has a diverse background in design, development, and marketing agencies; holding positions like that of the Director of Digital Marketing at The Creative Momentum, in Atlanta, GA. Before joining The Creative Momentum, Aaron worked as the SEO & Analytics Manager for Big Drum, Inc., an Atlanta-based search engine marketing agency (which was acquired by Nebo Agency — largely for his leading ideas, unique processes, and digital marketing tools he developed). Prior to Big Drum, he worked at Boulder, CO based Vermilion Design + Interactive as their Digital Marketing Manager.

He is responsible for understanding and predicting changes in search engine algorithms, while developing optimization techniques and strategies that achieve and maintain healthy organic search engine rankings that drive qualified traffic that converts and drives ROI.

Aaron also oversees the integration, troubleshooting, and customization of martech stacks, analytics systems, along with a variety of Marketing Automation and data/web performance suites. Aaron is also a credited audio engineer and video editor/producer whose multimedia passions developed into the desire to figure out how to get all the content he had created to the top of search engines, and in front of the right consumers. Aaron is intrigued by the evolution of search engines and how Structured Data and Big Data will one day change everything.

He earned a BS in Advertising from the University of Florida, as well as an AS in Recording Engineering and a Master's Degree in Internet Marketing, both from Full Sail University. He is also certified in a variety of marketing technology SaaS solutions such as Hubspot, Google Analytics, Google Ads, and more.

Aaron rides motorcycles, loves his dogs, his family, and music!

Specialties: Structured Data, Web Analytics, SEO, Internet Marketing Research and Analysis, Marketing Campaigns, Branding, Web Design & Development, HTML, CSS, Flash, CMS, E-mail Marketing, Usability Analysis & Testing, Copywriter, Video Production, Video Post-Production, Recording Engineer, Audio-Post Production, and Living Life...



Erica Reams
Advisor+ Cofounder

Erica Reams is the co founder of Sea N Soul.

Erica specializes in big picture ideas, branding, positivity and the will to make anything come to life. (life is everything you imagine it to be)

Erica holds a "bachelors" of starting things and seeing them through the end. Erica moved from a dirt road in Florida and made it to California with her modeling and real estate career. Erica was on Selling LA and Million dollar listing.

Erica was called a nomad and she traveled the world while freelancing here in Los Angeles and selling property plus Modeling (just hustling to make it)in London and New York City.

Erica is now the mom of two little boys. Erica runs our surf shop and spends every waking minute on how to make our app as successful as she know it will be.



John Kozlowski
Founder

John Kozlowski is an avid surfer, sailor and oceanconservationist, as well as a long time member of Surfrider Foundation. As the creative visionary and founder of SEAn'SOUL, He is passionate about protecting the environment in which we all love to pursue adventure sports. Growing up in rural Missouri and Texas he gained early appreciation for preserving the outdoors and our wide open spaces. In his professional career he has over 25 years experience in the fashion and apparel business. Most recently as Senior Vice President of Global Brand Merchandising at Ralph Lauren, where he managed and has grown the Polo Ralph Lauren brand to $3.2B in annual sales. The largest in the Ralph Lauren portfolio, he manages over 100 people cross functionally. It is with this experience that he has witnessed the change in consumer behavior and the growing trend toward reuse and resale. Previous experience includes, Director of fashion and retail merchandising at GQ magazine and was a Senior Buyer at Saks Fifth Avenue.

TERMS

Sea N'Soul

Overview

PRICE PER SHARE
$0.81

VALUATION
$4.3M

DEADLINE
Invalid Date

AMOUNT RAISED
$0.00

Breakdown

MIN INVESTMENT
$159.57

OFFERING TYPE
Equity

MAX INVESTMENT
$1,069,997.85

ASSET TYPE

MIN NUMBER OF SHARES OFFERED
12,345

SHARES OFFERED
Common Stock

MAX NUMBER OF SHARES OFFERED
1,320,985

Maximum Number of Shares Offered subject to adjustment for bonus shares

SEC Recent Filing

Offering Memorandum

Risks

Company	:	**SeaNSoul, Inc.**
Corporate Address	:	**1996 Newell rd, Malibu, CA 90265**
Offering Minimum	:	**$9,999.45**
Offering Maximum	:	**$1,069,997.85**
Minimum Investment Amount (per investor)	:	**$159.57**

Terms

Offering Type	:	**Equity**
Security Name	:	**Common Stock**
Minimum Number of Shares Offered	:	**12,345**
Maximum Number of Shares Offered	:	**1,320,985**
Price per Share	:	**$0.81**
Pre-Money Valuation	:	**$4,303,125.00**

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

** Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.*

Investment Incentives & Bonuses*

Friends and Family Early Birds

Invest within the first 48 hours and receive 20% bonus shares

Amount-Based:

$500+ | Little Adventurer

Free day of surf rentals here at our Malibu location

$1,000+ | Explorer

Come for a coffee and or free day of surf rentals for 2 people on us at our retail location in Malibu!

$2,500+ | Pathfinder

Free Surf Lesson on us!

$5,000+ | Trail Blazer

We will gift you any outdoor gear that you are into from our site.

$10,000+ | The Trail of Dreams

We will gift you a surfboard off the site of your choice and a free sure lesson on us!

**In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus

Sea N' Soul will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $0.81 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $81. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors' eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus in addition to the aforementioned bonus.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments.

PRESS

SHOPeatSURF

Shop Eat Surf

Sea N' Soul Launches as Social Marketplace for Outdoor Gear and Apparel

View Article

THE inertia

The Inertia

Sea n' Soul: a Brand New App Dedicated to Buying and Selling Action Sports Gear and Saving the Environment

View Article

SURFRIDER FOUNDATION

Surfrider Foundation

Sea N' Soul Supports Surfrider's Mission by Encouraging Re-Use

View Article

ADVENTURE JOURNAL

Adventure Journal

We Need More Used Gear Marketplaces Like This

View Article

ApparelNews

California Apparel News

Resale App Sea n' Soul Helps Environment, Users Earn Cash

View Article

Show More Press

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HOW INVESTING WORKS

Cancel anytime before 48 hours before a rolling close or the offering end date.

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Important Message

IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. INVESTMENTS ON STARTENGINE ARE SPECULATIVE, ILLIQUID, AND INVOLVE A HIGH DEGREE OF RISK, INCLUDING THE POSSIBLE LOSS OF YOUR ENTIRE INVESTMENT.

www.StartEngine.com is a website owned and operated by StartEngine Crowdfunding, Inc. ("StartEngine"), which is neither a registered broker-dealer, investment advisor nor funding portal.

Unless indicated otherwise with respect to a particular issuer, all securities-related activity is conducted by regulated affiliates of StartEngine: StartEngine Capital, LLC, a funding portal registered here with the US Securities and Exchange Commission (SEC) and here as a member of the Financial Industry Regulatory Authority (FINRA), or StartEngine Primary, LLC, a broker-dealer registered with the SEC and FINRA/SIPC. You can review the background of our broker-dealer and our investment professionals on FINRA's BrokerCheck here. StartEngine Secondary is an alternative trading system regulated by the SEC and operated by StartEngine Primary, LLC, a broker dealer registered with the SEC and FINRA. StartEngine Primary, LLC is a member of SIPC and explanatory brochures are available upon request by contacting SIPC at (202) 371-8300.

Investment opportunities posted and accessible through the site are of three types:

1) Regulation A offerings (JOBS Act Title IV; known as Regulation A+), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Primary, LLC (unless otherwise indicated). 2) Regulation D offerings (Rule 506(c)), which are offered only to accredited investors. These offerings are made through StartEngine Primary, LLC. 3) Regulation Crowdfunding offerings (JOBS Act Title III), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Capital, LLC. Some of these offerings are open to the general public, however there are important differences and risks.

Any securities offered on this website have not been recommended or approved by any federal or state securities commission or regulatory authority. StartEngine and its affiliates do not provide any investment advice or recommendation and do not provide any legal or tax advice with respect to any securities. All securities listed on this site are being offered by, and all information included on this site is the responsibility of, the applicable issuer of such securities. StartEngine does not verify the adequacy, accuracy or completeness of any information. Neither StartEngine nor any of its officers, directors, agents and employees makes any warranty, express or implied, of any kind whatsoever related to the adequacy, accuracy, or completeness of any information on this site or the use of information on this site. See additional general disclosures here.

By accessing this site and any pages on this site, you agree to be bound by our Terms of use and Privacy Policy, as may be amended from time to time without notice or liability.

Canadian Investors Investment opportunities posted and accessible through the site will not be offered to Canadian resident investors. Potential investors are strongly advised to consult their legal, tax and financial advisors before investing. The securities offered on this site are not offered in jurisdictions where public solicitation for offerings is not permitted; it is solely your responsibility to comply with the laws and regulations of your country of residence.

California Investors Only – Do Not Sell My Personal Information (800-317-2200). StartEngine does not sell personal information. For all customer inquiries, please write to contact@startengine.com.

StartEngine's Reg A+ offering is made available through StartEngine Crowdfunding, Inc. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment. For more information about this offering, please view StartEngine's offering circular and risk associated with this offering.

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Hello my name is John Kozlowski. I'm the founder of Sea 'N Soul. Sea 'N Soul is the leading social marketplace for outdoor adventure gear and apparel. Buy or sell items such as surfboards, skateboards, snowboards mountain bikes, kayaks, etc.

Together we're a community of like-minded passionate outdoor enthusiasts. Share stories, purchase and sell lightly used gear and learn more about how to protect the environment in which we love to adventure.

For every transaction, Sea 'N Soul gives a portion of the proceeds to earth-repairing non-profit organizations like Surf Rider Foundation and the Outdoor Alliance.

To find your adventure and learn more go to seansoul.com or download us in the app store or Google Play.

So come along and have some fun join our community and help us protect our Mother Earth. What's your adventure? Find it today on Sea 'N Soul.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 5.5-13% (five and one-half to thirteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

- As compensation for the services provided by StartEngine Capital, investors are also required to pay StartEngine Capital a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before the new deadline.

- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.

- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify

investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non- personal information including information related to income, net worth, and other investments.

- Investor Limitations: There are no investment limits for investing in crowdfunding offerings for accredited investors. Non-accredited investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest either $2,200 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $107,000.